As filed with the Securities and Exchange Commission on January 16, 2007

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Nova Biosource Fuels, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Nevada	91-2028450
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

Nova Biosource Fuels, Inc.
The Riviana Building
2777 Allen Parkway, Suite 860
Houston, Texas 77019
(713) 869-6682

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Kenneth T. Hern, Chairman and CEO
Nova Biosource Fuels, Inc.
The Riviana Building
2777 Allen Parkway, Suite 860
Houston, Texas 77019
(713) 869-6682

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

With a copy to:

Roger W. Bivans, Esq.
Baker & McKenzie LLP
2300 Trammell Crow Center
2001 Ross Avenue
Dallas, Texas 75201
(214) 978-3000

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered(1)		Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $.001 per share	32,124,551	(2)	$2.155(3)	$69,228,407(3)	$7,407.44

(1)                This registration statement also relates to an indeterminate number of shares of the registrant’s common stock that may be issued upon stock splits, stock dividends or similar transactions, including adjustments to the number of shares issuable upon exercise of warrants, in accordance with rule 416 under the Securities Act of 1933, as amended (the “Securities Act”).

(2)                Includes 7,772,217 shares of common stock issuable upon exercise of warrants.

(3)                Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act, based on the average of the high and low prices for our common stock as reported on the OTC Bulletin Board on January 10, 2007.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED JANUARY 16, 2007

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and the selling stockholders are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

NOVA BIOSOURCE FUELS, INC.

32,124,551 Shares of Common Stock

This offering relates to the resale of an aggregate of 32,124,551 shares of our common stock by persons who we refer to in this prospectus as selling stockholders. The shares offered by this prospectus include 7,772,217 shares of common stock issuable by us in the future if warrants held by the selling stockholders are exercised. We will not receive any proceeds from the resale of these shares by the selling stockholders.

The selling stockholders may sell the shares of common stock from time to time in public or private transactions occurring on or off the OTC Bulletin Board, in negotiated transactions or otherwise.

Our common stock is quoted on the OTC Bulletin Board under the trading symbol “NVBF.”  On January 11, 2007, the closing sale price per share of our common stock was $2.20.

Investing in our securities involves risks. You should purchase our securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January    , 2007.

You should only rely on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making offers to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the cover. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding to invest in our securities. We urge you to read this entire prospectus carefully, including the “Risk Factors” section and the consolidated financial statements and related notes included in our Annual Report on Form 10-KSB filed with the SEC on January 16, 2007. As used in this prospectus, the words “we,” “us,” “our” and “the company” refer to Nova Biosource Fuels, Inc. and its subsidiaries.

THE COMPANY

We are an energy company that refines and markets American Society of Testing and Materials, or ASTM, standard biodiesel. Biodiesel is a direct substitute for petroleum diesel and is produced from renewable vegetable oils and animal derived fats, oils and greases. Our strategy is to profitably commercialize our patented, proprietary biodiesel technology and become the industry leader in production of biodiesel. We believe our technology can efficiently process over 25 different vegetable oils and animal derived fats, oils and greases with free fatty acid levels in excess of 20% and produce two marketable products: ASTM D6751 standard biodiesel and technical grade glycerin. We believe the ability to process a wide range of feedstocks gives us a significant cost advantage as many of these feedstocks are residual substances that have limited alternative uses. This technology produces a renewable fuel that meets the highest standards of quality testing.

Our initial focus has been to design and build biodiesel refineries for third parties while we transition to our intended primary business of building and operating our own biodiesel refineries. We are currently designing and building three full scale production facilities for third parties. We are also currently in the process of building three biodiesel refineries for our own use. We have secured sites in Seneca, Illinois and Muskogee, Oklahoma for the first two of these facilities and are evaluating potential sites for additional refineries. We have commenced the engineering and permitting process and, pursuant to purchase orders we submitted, our sub-contractors and equipment vendors for the three refineries have commenced the procurement and fabrication of certain long-lead time items.

Our principal offices are located at The Riviana Building, 2777 Allen Parkway, Suite 860, Houston, Texas 77019. Our telephone number is (713) 869-6682. Our website address is www.novabiosource.com. Information contained on, or that is accessible through, our website should not be considered to be part of this prospectus.

THE OFFERING

Common stock offered by selling stockholders	32,124,551 shares, including 7,772,217 shares issuable upon exercise of warrants.
Common stock outstanding before this offering	109,998,693 shares.
Common stock outstanding immediately after this offering

117,770,910 shares, representing shares currently outstanding plus shares issuable upon exercise of warrants held by selling stockholders and offered pursuant to this prospectus assuming all warrants are exercised for cash.

OTC Bulletin Board system symbol	NVBF.
Use of proceeds

We will not receive any proceeds from the sale of shares in this offering. The warrants held by the selling stockholders have a cashless exercise option. Assuming all warrants are exercised for cash, we would receive approximately $21.1 million in cash upon payment of the aggregate exercise price.

RISK FACTORS

The following summarizes the material risks of purchasing or owning shares of our common stock. Additional unknown risks may also impair our financial performance and business operations. Our business, financial condition and/or results of operation may be materially adversely affected by the nature and impact of these risks. In such case, the market value of our securities could be detrimentally affected, and investors may lose part or all of the value of their investment. You should carefully consider the risks and uncertainties described below before purchasing our common stock.

Risks Related To Our Business

We are engaged in a business focused on designing, building and operating biodiesel refineries, as well as producing biodiesel fuel through proprietary process technologies. The business is inherently risky and we face numerous and varied risks, both known and unknown. Despite the knowledge and experience of management, careful evaluation, and strategic planning, we may not be able to overcome the risks associated with our business, which may prevent us from achieving our goals.

We are in an early stage with limited operating history and may never attain profitability.

We are currently in an early stage of our current business plan and, in addition to the land purchased to build our Seneca refinery and the lease for the Muskogee refinery, we have only three agreements for the engineering and construction of biodiesel refineries. Our limited operating history makes it difficult for potential investors to evaluate our business. Therefore our proposed operations are subject to all of the risks inherent in the initial expenses, challenges, complications and delays frequently encountered in connection with the formation of any new business, as well as those risks that are specific to the biodiesel industry in general. Investors should evaluate an investment in our common stock in light of the problems and uncertainties frequently encountered by companies attempting to develop markets for new products, services and technologies. Despite best efforts, we may never overcome these obstacles to achieve financial success.

Our business is speculative and dependent upon the implementation of our business plan, as well as our ability to enter into agreements with third parties for the provision of necessary feedstock sources, and the sale and distribution of our biodiesel fuel, on terms that will be commercially viable for us. There can be no assurance that our efforts will be successful or result in revenue or profit. There is no assurance that we will earn significant revenues or that our investors will not lose their entire investment.

Unanticipated problems or delays in building biodiesel refineries to the proper specifications may harm our business and viability.

Our initial cash flow depends on our ability to timely design, construct and complete our first three biodiesel refineries for the account of third parties. In addition, our business strategy involves the design, construction and operation of biodiesel refineries for our own account. If our engineering and construction operations are disrupted or the economic integrity of these projects is threatened for unexpected reasons, our business may experience a substantial setback. Because we are at the beginning stages of performing under the design-build agreements of twenty million gallon per year refineries for third parties, we are particularly vulnerable to events such as these. Prolonged problems may threaten the commercial viability of these project completions. Moreover, the occurrence of significant unforeseen conditions or events in connection with these contracts may require us to reexamine the thoroughness of our due diligence and planning processes. Any change to our business model or management’s evaluation of the viability of these projects may adversely affect our business.

With respect to our biodiesel refinery construction contracts, we have entered into contracts with all of our subcontractors intended to mitigate any unanticipated increases in the cost of labor or materials for the construction of our biodiesel refinery construction projects. However, we are still responsible for ensuring that these refineries operate according to specifications required by the contracts and if we cannot meet the specifications, whether due to design or construction defects of our subcontractors or due to problems implementing our technology and if they do not, then we may incur additional costs in order to modify our refineries so that they meet the guaranteed contract specifications. With respect to two of these design-build agreements, our potential liabilities are not limited prior to substantial completion and we are at risk for substantial cost overruns and potential payments for damages if we do not meet the guaranteed production specifications at the contractually specified times.

Our construction costs for additional biodiesel refineries may also increase to a level that would make a new facility too expensive to complete or unprofitable to operate. Contractors, engineering firms, construction firms and equipment suppliers also receive requests and orders from other companies and, therefore, we may not be able to secure their services or products on a timely basis or on acceptable financial terms. We may suffer significant delays or cost overruns as a result of a variety of factors, such as increases in the prices of raw materials, shortages of workers or materials, transportation constraints, adverse weather, equipment failures, fires, damage to or destruction of property and equipment, environmental damage, unforeseen difficulties or labor issues, any of which could prevent us from commencing operations as expected at our facilities.

Our results of operations, financial condition and business outlook will be highly dependent on commodity prices, which are subject to significant volatility and uncertainty, and the availability of supplies, so our results could fluctuate substantially.

Our results are substantially dependent on many different commodity prices, especially prices for feedstock, biodiesel, petroleum diesel and materials used in the construction of our refineries. As a result of the volatility of the prices for these items, our results may fluctuate substantially and we may experience periods of declining prices for our products and increasing costs for our raw materials, which could result in operating losses. Although we may attempt to offset a portion of the effects of fluctuations in prices by entering into forward contracts to supply biodiesel or purchase feedstock or other items or by engaging in transactions involving exchange-traded futures contracts, the amount and duration of these hedging and other risk mitigation activities may vary substantially over time and these activities also involve substantial risks.

The price of feedstock is influenced by market demand, weather conditions, animal processing and rendering plant decisions, factors affecting crop yields, farmer planting decisions and general economic, market and regulatory factors. These factors include government policies and subsidies with respect to agriculture and international trade, and global and local demand and supply. The significance and relative effect of these factors on the price of feedstock is difficult to predict. Any event that tends to negatively affect the supply of feedstock, such as increased demand, adverse weather or crop disease, could increase feedstock prices and potentially harm our business. In addition, we may also have difficulty, from time to time, in physically sourcing feedstock on economical terms due to supply shortages. Such a shortage could require us to suspend operations until feedstock is available at economical terms, which would have a material adverse effect on our business, results of operations and financial position. The price we pay for feedstock at a facility could increase if an additional multi-feedstock biodiesel production facility is built in the same general vicinity or if alternative uses are found for lower cost feedstocks.

Biodiesel fuel is a commodity whose price is determined based on the price of petroleum diesel, world demand, supply and other factors, all of which are beyond our control. World prices for biodiesel fuel have fluctuated widely in recent years. We expect that prices will continue to fluctuate in the future. Price fluctuations will have a significant impact upon our revenue, the return on our investment in biodiesel refineries and on our general financial condition. Price fluctuations for biodiesel fuel may also impact the investment market, and our ability to raise investor capital. Although market prices for biodiesel fuel rose to near-record levels during 2005 and have remained near those levels since then, there is no assurance that these prices will remain at high levels. Future decreases in the prices of biodiesel or petroleum diesel fuel may have a material adverse effect on our financial condition and future results of operations.

We may be unable to obtain the additional capital required to implement our business plan.

We expect that current capital and other existing resources will be sufficient to provide only a limited amount of capital to operate and build our plants. On their own, the revenues generated from the designing and building biodiesel refineries and the proceeds from our recently completed private placements of securities are not currently sufficient to fund operations and planned growth to own and operate our own refineries. We will require additional capital to continue to expand our business beyond the initial phase. There is no assurance that we will be able to obtain the capital required in a timely fashion, on favorable terms or at all. If we are unable to obtain required additional financing, we may be forced to restrain our growth plans or cut back existing operations.

Future construction and operation of biodiesel refineries, capital expenditures to build and operate our refineries, hiring qualified management and key employees, complying with licensing, registration and other requirements, maintaining compliance with applicable laws, production and marketing activities, administrative requirements, such as salaries, insurance expenses and general overhead expenses, legal compliance costs and accounting expenses will all require a substantial amount of additional capital and cash flow.

We will be required to pursue sources of additional capital through various means, including joint venture projects, debt financing, equity financing or other means. There is no assurance that we will be successful in locating a suitable financing transaction in a timely fashion or at all. In addition, there is no assurance that we will be successful in obtaining the capital we require by any other means. Future financings through equity investments are likely, and these are likely to be dilutive to the existing shareholders, as we issue additional shares of common stock to investors in future financing transactions. Also, the terms of securities we issue in future capital transactions may be more favorable for our new investors. Newly issued securities may include preferences, superior voting rights, the issuance of warrants or other derivative securities, and the issuances of incentive awards under equity employee incentive plans, which may have additional dilutive effects. Further, we may incur substantial costs in pursuing future capital or financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition.

Our ability to obtain needed financing may be impaired by such factors as the capital markets, both generally and specifically in the biodiesel industry, the fact that we are a new enterprise without a proven operating history, the location of our biodiesel refineries in the United States, instead of Europe or other regions where biodiesel is more widely accepted, and the price of biodiesel and oil on the commodities market, which will impact the amount of available financing. Furthermore, if petroleum or biodiesel prices on the commodities markets decrease, then our revenues will likely decrease and decreased revenues may increase our requirements for capital. Some of the contractual arrangements governing our operations may require us to maintain minimum capital, and we may lose our contract rights if we do not have the required minimum capital. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs, even to the extent that we reduce our operations accordingly, we may be required to cease operations.

Strategic relationships on which we may rely are subject to change.

Our ability to identify and enter into commercial arrangements with feedstock suppliers, construction contractors, equipment fabricators and biodiesel customers will depend on developing and maintaining close working relationships with industry participants. Our success in this area will also depend on our ability to select and evaluate suitable projects, as well as to consummate transactions in a highly competitive environment. These realities are subject to change and may impair our ability to grow.

To develop our business, we will use the business relationships of management in order to form strategic relationships. These relationships may take the form of joint ventures with other private parties or local government bodies, contractual arrangements with other companies, including those that supply feedstock that we will use in our business, or minority investments from third parties. There can be no assurances that we will be able to establish these strategic relationships, or, if established, that the relationships will be maintained, particularly if members of the management team leave our company. In addition, the dynamics of our relationships with strategic partners may require us to incur expenses or undertake activities we would not otherwise be inclined to incur or undertake in order to fulfill our obligations to these partners or maintain these relationships. If we do not successfully establish or maintain strategic relationships, our business may be negatively affected.

Our business may suffer if we are unable to attract or retain talented personnel.

As of December 31, 2006, we had twenty-one full-time employees. Our success will depend in large measure on the abilities, expertise, judgment, discretion, integrity, and good faith of our management, as well as other personnel. We have a relatively small but very effective management team, and the loss of a key individual or inability to attract suitably qualified replacements or additional staff could adversely impact our business. We may also experience difficulties in certain jurisdictions in our efforts to obtain and/or retain suitably qualified staff willing to work in such jurisdictions. Our success depends on the ability of management and employees to interpret market and technical data correctly, as well as respond to economic, market and other conditions. No assurance can be given that our key personnel will continue their association or employment with us, or that replacement personnel with comparable skills will be found. If we are unable to attract and retain key personnel and additional employees, our business may be adversely affected.

We may be unable to locate suitable properties and obtain the development rights needed to build and expand our business.

Our long-term business plan focuses on designing, building and operating biodiesel refineries for our own account. Although we were able to successfully enter into agreements to purchase land in Seneca and to lease land in Muskogee, our ability to acquire quality properties in the future is uncertain and we may be required to delay construction of our facilities, which may create unanticipated costs and delays. In the event that we are not successful in identifying and obtaining development rights on suitable properties for building and operating biodiesel refineries, our future prospects for profitability will likely be substantially limited, and our financial condition and resulting operations may be adversely affected.

The production, sale and distribution of biodiesel is dependent on sufficient and necessary infrastructure which may not occur on a timely basis, if at all, and our operations could be adversely affected by infrastructure disruptions.

Substantial development of infrastructure will be required by persons and entities outside our control for our operations, and the biodiesel industry generally, to grow. Areas requiring expansion include, but are not limited to:

•       adequate rail capacity, including sufficient numbers of dedicated tanker cars;

•       sufficient storage facilities for feedstock and biodiesel;

•       increases in truck fleets capable of transporting biodiesel within localized markets; and

•       expansion of refining and blending facilities to handle biodiesel.

Substantial investments required for these infrastructure changes and expansions may not be made or they may not be made on a timely basis. Any delay or failure in making the changes to or expansion of infrastructure could hurt the demand or prices for our products, impede our delivery of products, impose additional costs on us or otherwise have a material adverse effect on our results of operations or financial condition.

The U.S. biodiesel industry is highly dependent upon a myriad of federal and state legislation and regulation and any changes in legislation or regulation could materially and adversely affect our results of operations and financial position.

The production of biodiesel is made significantly more competitive by federal and state tax incentives. The federal excise tax incentive program for biodiesel was originally enacted as part of the American Jobs Creation Act of 2004, but is scheduled to expire on December 31, 2008. This program provides fuel blenders, generally distributors, with a one cent tax credit for each percentage point of vegetable oil derived biodiesel blended with petroleum diesel. For example, distributors that blend soybean derived biodiesel with petroleum diesel into a B20 blend would receive a twenty cent per gallon excise tax credit. The program also provides blenders of recycled oils, such as yellow grease from restaurants, with a one-half cent tax credit for each percentage point of recycled oil derived biodiesel blended with petroleum diesel. For example, distributors that blend recycled oil derived biodiesel with petroleum diesel into a B20 blend would receive a ten cent per gallon excise tax credit.

In addition, approximately thirty-one states provide mandates, programs and other incentives to increase biodiesel production and use, such as mandates for fleet use or for overall use within the state, tax credits, financial grants, tax deductions, financial assistance, tax exemptions and fuel rebate programs. These incentives are meant to lower the cost of biodiesel in comparison to petroleum diesel. The elimination or significant reduction in the federal excise tax incentive program or state incentive programs benefiting biodiesel may have a material and adverse effect on our results of operation and financial condition.

Our commercial success will depend in part on our ability to obtain and maintain protection of our intellectual property.

Our success will depend in part on our ability to maintain or obtain and enforce patent and other intellectual property protection for our technologies and to preserve our trade secrets, and to operate without infringing upon the proprietary rights of third parties. We have obtained or developed rights to patents and patent applications in the United States and internationally, and may, in the future, seek rights from third parties to other patent applications or patented technology. Significant aspects of our technology are currently protected as trade secrets, for which we intend to file patent applications when appropriate. There can be no assurance that patents will issue from the patent applications filed or to be filed or that the scope of any claims granted in any patent will provide us with proprietary protection or a competitive advantage. We cannot be certain that the creators of our technology were the first inventors of inventions covered by our patents and patent applications or that they were the first to file. Accordingly, there can be no assurance that our patents will be valid or will afford us with protection against competitors with similar technology.

The failure to obtain or maintain patent or other intellectual property protection on the technologies underlying our biodiesel refining process may have a material adverse effect on our competitive position and business prospects. It is also possible that our technologies may infringe on patents or other intellectual property rights owned by others. We may have to alter our products or processes, pay licensing fees, defend an infringement action or challenge the validity of the patents in court, or cease activities altogether because of patent rights of third parties, thereby causing additional unexpected costs and delays to us. There can be no assurance that a license will be available to us, if at all, upon terms and conditions acceptable to us or that we will prevail in any intellectual property litigation.

Intellectual property litigation is costly and time consuming, and there can be no assurance that we will have sufficient resources to pursue such litigation. If we do not obtain a license under such intellectual property rights, are found liable for infringement or are not able to have such patents declared invalid, we may be liable for significant money damages and may encounter significant delays in bringing products and services to market. There can be no assurance that we have identified United States and foreign patents that pose a risk of infringement.

Competition may impair our success.

We face competition from other producers of biodiesel with respect to the procurement of feedstock, obtaining suitable properties for the construction of biodiesel refineries and selling biodiesel and related products. Such competition could be intense thus driving up the cost of feedstock and driving down the price for our products. Competition will likely increase as prices of energy in the commodities market, including petroleum and biodiesel, rise, as they have in recent years. Additionally, new companies are constantly entering the market, thus increasing the competition.

Larger foreign owned and domestic companies who have been engaged in this business for substantially longer periods of time, such as vertically integrated agricultural and food supply companies such as ADM and Bunge, or who decide to enter into our industry may have access to greater resources. These companies may have greater success in the recruitment and retention of qualified employees, as well as in conducting their own refining and fuel marketing operations, and may have greater access to feedstocks, market presence, economies of scale, financial resources and engineering, technical and marketing capabilities, which may give them a competitive advantage. In addition, actual or potential competitors may be strengthened through the acquisition of additional assets and interests. If we are unable to compete effectively or adequately respond to competitive pressures, this may materially adversely affect our results of operation and financial condition and could also have a negative impact on our ability to obtain additional capital from investors.

Our business is subject to local legal, political, and economic factors which are beyond our control.

We believe that the current political environment for construction of biodiesel refineries is sufficiently supportive to enable us to plan and implement our operations. However, there are risks that conditions will change in an adverse manner. These risks include, but are not limited to, laws or policies affecting mandates or incentives to promote the use of biodiesel, environmental issues, land use, air emissions, water use, zoning, workplace safety, restrictions imposed on the biodiesel fuel industry such as restrictions on production, substantial changes in product quality standards, restrictions on feedstock supply, price controls and export controls. Any changes in biodiesel fuel, financial incentives, investment regulations, policies or a shift in political attitudes are beyond our control and may adversely affect our business and future financial results.

Environmental risks and regulations may adversely affect our business.

All phases of designing, constructing and operating biodiesel refineries present environmental risks and hazards. We are subject to environmental regulation implemented or imposed by a variety of federal, state and municipal laws and regulations as well as international conventions. Among other things, environmental legislation provides for restrictions and prohibitions on spills and discharges, as well as emissions of various substances produced in association with biodiesel fuel operations. Legislation also requires that facility sites be operated, maintained, abandoned and reclaimed in such a way that would satisfy applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner we expect may result in stricter standards and enforcement, larger fines and liability, as well as potentially increased capital expenditures and operating costs. The discharge of pollutants into the air, soil or water may give rise to liabilities to governments and third parties, and may require us to incur costs to remedy such discharge.

In addition, environmental regulatory standards for emissions into the air may adversely affect the market for biodiesel. For example, in 2005, the Texas Commission on Environmental Quality issued a rule for its Texas Low Emission Diesel program, which mandated reformulated diesel fuels that are less polluting. While biodiesel is generally believed to reduce emissions of hydrocarbons, sulfur, carbon monoxide and particulate pollutants, its effect on the emissions of nitrogen oxide in comparison to petroleum diesel are not, at this time, clearly established. In 2005, the Texas Commission on Environmental Quality stated that biodiesel did not comply with the Texas Low Emission Diesel program, but suspended the implementation of its statement until December 31, 2007 while it reviews technical data related to nitrogen oxide emissions from biodiesel as compared to petroleum diesel. If the Texas Commission on Environmental Quality rules that biodiesel does not meet the mandates for the Texas Low Emission Diesel program, market demand for biodiesel in the State of Texas would be significantly reduced. We cannot give assurance that the application of environmental laws to our business will not cause us to limit our production, to significantly increase the costs of our operations and activities, to reduce the market for our products or to otherwise adversely affect our financial condition, results of operations or prospects.

Penalties we may incur could impair our business.

Failure to comply with government regulations could subject us to civil and criminal penalties, require us to forfeit property rights and may affect the value of our assets or our ability to conduct our business. We may also be required to take corrective actions, including, but not limited to, installing additional equipment, which could require us to make substantial capital expenditures. We could also be required to indemnify our employees in connection with any expenses or liabilities that they may incur individually in connection with regulatory action against them. These could result in a material adverse effect on our prospects, business, financial condition and our results of operation.

Our business will suffer if we cannot obtain or maintain necessary permits or licenses.

Our operations will require licenses, permits and in some cases renewals of these licenses and permits from various governmental authorities. Our ability to obtain, sustain, or renew such licenses and permits on acceptable, commercially viable terms are subject to change, as, among other things, the regulations and policies of applicable governmental authorities may change. Our inability to obtain or extend a license or a loss of any of these licenses or permits may have a material adverse effect on our operations and financial condition.

Our insurance may be inadequate to cover liabilities we may incur.

Our involvement in the design, construction and operation of biodiesel refineries may result in our becoming subject to liability for pollution, property damage, personal injury, or other hazards. Although we will obtain insurance in accordance with industry standards to address those risks, insurance has limitations on liability that may not be sufficient to cover the full extent of our liabilities. In addition, some risks may not be insurable or, in certain circumstances, we may choose not to obtain insurance to manage specific risks due to the high premiums associated with the insurance, or for other reasons. The payment of uninsured liabilities could reduce the funds available for operations or capital needs. If we suffer a significant event or occurrence that is not fully covered by insurance, or if the insurer of a particular incident is not solvent, this could result in a material adverse effect on our results of operations or financial condition.

Increases in our energy costs will affect operating results and financial condition.

Our biodiesel production costs will be dependent on the costs of the energy sources used to run our refineries. These costs are subject to fluctuations and variations in different locations where we intend to operate, and we may not be able to predict or control these costs. If these costs exceed our expectations, this may adversely affect our results of operations.

We may not be able to effectively manage our growth.

Our strategy includes expanding our business operations. If we fail to effectively manage the growth, our financial results could be adversely affected. Growth may place a strain on our management systems and resources. We must continue to refine and expand our business development capabilities, our systems and processes and our access to financing sources. As we grow, we must continue to hire, train, supervise and manage new employees. We cannot assure that we will be able to:

•       meet our capital needs;

•       expand our systems effectively, efficiently or in a timely manner;

•       allocate our human resources optimally;

•       identify and hire qualified employees or retain valued employees; or

•       effectively incorporate the components of any business that we may acquire in the future.

If we are unable to manage our growth and operations, then our financial results could be adversely affected.

Lack of diversification may increase the risk.

Larger companies have the ability to manage their risk through diversification. However, we lack diversification, in terms of both the nature and geographic scope of our business. As a result, we could potentially be impacted more by factors affecting the biodiesel industry or the regions in which we operate than we would if our business were more diversified.

We will rely on technology to conduct our business and our technology could become ineffective or obsolete.

We will be required to continually enhance and update our technology to maintain its efficacy and to avoid obsolescence. The costs of doing so may be substantial and may be higher than the costs that we anticipate for technology maintenance and development. If we are unable to maintain the efficacy of our technology, our ability to manage our business and to compete may be impaired. Even if we are able to maintain technical effectiveness, our technology may not be the most efficient means of reaching our objectives, in which case we may incur higher operating costs than we would if our technology was more effective. The impact of technical shortcomings could have a material adverse effect on our prospects, business, financial condition, and results of operations.

Decommissioning costs are unknown and may be substantial.

We may become responsible for costs associated with abandoning facilities which we use for production of biodiesel, which we anticipate will have a useful life of twenty years in the absence of a major overhaul. Abandonment and reclamation of these facilities and the associated costs are often referred to as “decommissioning.” We have not yet determined if we will establish a reserve account for these potential costs for any of our biodiesel refineries, or if we will be able to pay for the costs of decommissioning from the proceeds of future sales. The use of other funds to pay for decommissioning costs could have a material adverse effect on our financial condition and future results of operations.

We are subject to financial reporting and other requirements for which our accounting, internal audit and other management systems and resources may not be adequately prepared.

As a result of our share exchange with Biosource America in March 2006, we became subject to reporting and other obligations under the Securities Exchange Act of 1934, including the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 will require us to conduct an annual management assessment of the effectiveness of our internal controls over financial reporting, provide a report on our assessment and obtain a report by our independent auditors addressing our assessments. These reporting and other obligations will place significant demands on our management, administrative, operational, internal audit and accounting, and financial resources. For the quarters ended April 30, 2006 and July 31, 2006, we concluded that we had a material weakness in our disclosure controls and procedures. We are continuing to upgrade our systems; to implement additional financial and management controls, reporting systems and procedures; to implement an internal audit function; and to hire additional accounting, internal audit and finance staff. If we are unable to effectively implement these objectives in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to SEC registered companies could be impaired. Any failure to maintain effective internal controls over financial reporting could have a material adverse effect on our business, operating results, stock price and ability to continue as a publicly traded company.

Risks related to our prior business may adversely affect our business.

Prior to the share exchange and the resulting change in control of our company, our business involved oil and natural gas exploration, with an emphasis on the development and production of oil and natural gas assets. This included ownership of non-operating, working interests in two wells in Texas and the exploration of this property. We have determined not to pursue this line of business. However, claims arising from our former business may be made against us. These claims may arise from these former activities (including employee and labor matters), financing and credit arrangements or other commercial transactions. While no claims are pending and we have no actual knowledge of any threatened claims, it is possible that third parties may seek to make claims against us related to the activities and liabilities of our company prior to the share exchange. Even if asserted claims are without merit and we have no liability, defense costs and the distraction of management’s attention may adversely affect our business. If any potential claims are made, our business could suffer, particularly if any such claims are material in terms of their magnitude or complexity. Therefore, claims arising from our business prior to the share exchange may have a material adverse effect on our business in the future.

An NASD review of the trading activity in our shares of common stock could have a material adverse effect on us.

On April 26, 2006, we received a letter from the National Association of Securities Dealers stating that the Staff of the Market Regulation Department of the NASD is conducting a review of the trading activity in our shares of common stock surrounding the March 31, 2006 announcement that we entered into a share exchange agreement with Biosource America. In connection with such review, the Staff requested that we provide a detailed, written chronology of the events that preceded the corporate disclosure and other documents and information. We conducted an internal review of the circumstances surrounding the announcement in connection with our response to the NASD request. We responded to such requests by providing copies of the requested documents and the requested chronology. In the course of such review we learned that the press release containing the March 31 announcement was sent to our outside investor relations service provider on the evening of March 30, 2006 to be forwarded to Market Wire for immediate release. That apparently was not done until the morning of March 31, 2006. Our investor relations service provider has advised us that Market Wire confirmed receipt of the press release by return e-mail to our investor relations service provider around 6:51 a.m. CST on March 31, 2006 but that Market Wire did not disseminate the press release until 9:01 a.m. CST. The reason for the delay is unclear.

Although the precise timing is currently not known, it appears that our current President, believing that the press release had been disseminated the night before, may have advised three individuals about the press release after it was sent to Market Wire but prior to its public dissemination by Market Wire the morning of March 31, 2006. Such officer has advised our board of directors that at the time he advised such individuals about the press release he believed that it had already been disseminated by Market Wire to the public. He also advised our board of directors that each of the individuals to whom he had advised of the press release on the morning of March 31, 2006 have informed him that they purchased shares of our common stock. In the course of our internal review, each of such individuals provided us with trade information or other documentation from their respective brokers. It appears from such documentation that one and possibly two of these individuals purchased shares of common stock prior to the dissemination of the press release by Market Wire at 9:01 a.m. CST.

Our internal review remains open and cannot predict what action, if any, we may take or what action, if any, the NASD staff may finally recommend or whether it will refer its review to governmental agencies for further investigation or enforcement action. Members of our board of directors and management may spend considerable time and effort addressing this matter. This expenditure of time and effort may adversely affect our business, results of operations and financial condition. Further, the resolution of this review could result in the administrative, civil or injunctive proceedings, sanctions, fines or other penalties, the loss of key personnel and increased review and scrutiny of us by regulatory authorities and others.

RISKS RELATED TO OUR SECURITIES

There is not a well established trading market for our common stock.

Our common stock is currently quoted on the OTC Bulletin Board system under the symbol “NVBF.” While there currently exists a limited public trading market for our common stock, the bid and asked prices for our common stock have fluctuated widely since the share exchange in March 2006. The limited public trading market and price volatility may impair your ability to sell your shares of our common stock at the time you wish to sell them or at a price that you consider reasonable, reduce the fair market value of our common stock and impair our ability to raise capital by selling additional shares of capital stock and may impair our ability to acquire other companies or technologies by using common stock as consideration.

Other factors could cause the market price of our common stock to continue to be highly volatile and subject to wide fluctuations.

In addition to the limited trading market, the market price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to a number of factors, many of which are beyond our control, including:

•       dilution caused by our issuance of additional shares of common stock and other forms of equity securities, which we expect to make in connection with future capital financings to fund our operations and growth, to attract and retain valuable personnel and in connection with future strategic partnerships with other companies;

•       announcements of new financings, refinery startups, acquisitions and other business initiatives by our competitors;

•       fluctuations in revenue from our biodiesel refineries;

•       volatility in the market for biodiesel fuel commodities and/or generally in the capital markets;

•       changes in the availability of feedstock on commercially economic terms;

•       changes in the availability of the rail transportation equipment or access to the rail transportation system;

•       changes in the demand for biodiesel fuel, including changes resulting from the expansion of other alternative fuels;

•       changes in the social, political and/or legal climate in the regions in which we will operate;

•       quarterly variations in our revenues and operating expenses;

•       changes in the valuation of similarly situated companies, both in our industry and in other industries;

•       changes in analysts’ estimates affecting us, our competitors or our industry;

•       changes in the accounting methods used in or otherwise affecting our industry;

•       additions and departures of key personnel;

•       announcements of technological innovations or new products available to the biodiesel refineries industry;

•       announcements by relevant governments pertaining to incentives for alternative energy development programs;

•       fluctuations in interest rates, exchange rates and the availability of capital in the capital markets; or

•       significant sales of our common stock, including sales by shareholders holding shares of common stock issued in the share exchange and future investors in future offerings from which we expect to raise additional capital.

These and other factors are largely beyond our control, and the impact of these risks, singly or in the aggregate, may result in material adverse changes to the market price of the common stock and/or our results of operation and financial condition.

Shares of our common stock that cannot currently be traded without restriction may become eligible for trading in the future.

As of December 31, 2006, approximately 110.0 million shares of our common stock were issued and outstanding. Of the shares outstanding as of such date, approximately 87.6 million shares were “restricted securities” and were not available for trading. However, the shares being offered by this prospectus will be available for trading upon the effectiveness of the registration statement of which this prospectus is a part and the remainder of these restricted securities will be available for trading in the future when registered for resale under the Securities Act of 1933 or so long as all the requirements of Rule 144 of the Securities Act are met. No prediction can be made as to the effect, if any, that the availability of these shares for sale, or the sale of these shares, will have on the market price for our common stock. If the number of shares offered for sale is greater than the number of shares sought to be purchased, then the price of our common stock would decline. The market price of our securities could be adversely affected by future sales of these securities.

A large number of shares of our common stock underlying warrants and options may be available for future sale and the sale of these shares may depress the market price of our common stock.

The issuance of shares of common stock upon the exercise of our outstanding options and warrants will result in dilution to the interests of our shareholders and you as an investor, and may have an adverse effect on the trading price and market for our common stock. As of December 31, 2006, we had options and warrants outstanding that may be exercised at various times to acquire approximately 20.9 million shares, or approximately 19.0%, of our common stock. The future sale of these shares may adversely affect the market price of our common stock. Shares issued upon exercise of our outstanding warrants and options will also cause immediate and substantial dilution to our existing shareholders. In addition, as long as these warrants and options remain outstanding, our ability to obtain additional capital through the sale of our securities might be adversely affected.

Our existing shareholders can exert significant influence over us. Their interests may not coincide with yours and they may make decisions with which you may disagree.

Kenneth T. Hern, our Chairman and Chief Executive Officer, J.D. McGraw, our President, and Dallas Neil, our Vice President of Corporate Development, own approximately 13.4%, 13.2% and 9.4%, respectively, of our outstanding common stock. As a result, these shareholders, acting individually or together, could exert significant influence over substantially all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of our company and make some transactions more difficult or impossible without the support of these shareholders. The interests of these shareholders may not always coincide with our interests as a company or the interest of other shareholders. Accordingly, these shareholders could cause us to enter into transactions or agreements that you would not approve or make decisions with which you may disagree.

We do not expect to pay dividends in the foreseeable future.

We do not intend to declare dividends for the foreseeable future, as we anticipate that we will reinvest any future earnings into the development and growth of our business. Therefore, investors will not receive any funds unless they sell their common stock, and shareholders may be unable to sell their shares on favorable terms or at all. Investors cannot be assured of a positive return on investment or that they will not lose the entire amount of their investment in the common stock.

Applicable SEC rules governing the trading of “penny stocks” limit the trading and liquidity of our common stock, which may affect its trading price.

Our common stock is currently, and may continue to be, considered a “penny stock.” Penny stocks are generally equity securities with a market or exercise price of less than $5.00, subject to certain exceptions, and are subject to SEC rules and regulations which impose limitations upon the manner in which such shares may be publicly traded and which regulate broker-dealer practices in connection with transactions in “penny stocks.”

FORWARD-LOOKING STATEMENTS

This prospectus, and the documents incorporated into it by reference, contains forward-looking statements. These forward-looking statements relate to our outlook or expectations for earnings, revenues, expenses, future financial or business performance, plans, goals, strategies, intent, beliefs or current expectations. Specifically, forward looking statements may include statements preceded by, followed by or that include the words: “believe,” “plan,” “intend,” “anticipate,” “target,” “estimate,” “expect,” “project,” “forecast” and the like, and /or future-tense or conditional constructions (“will,” “may,” “could,” “should,” etc.). Statements contemplating or making assumptions about actual or potential future sales, economic performance, financial condition, business prospects, revenue, income, market size, collaborations, and trends or operating results also constitute forward-looking statements.

Although these forward-looking statements reflect the good faith judgment of management based on currently available information, forward-looking statements involve a number of risks and uncertainties that may cause actual results to be materially different from those discussed in these forward-looking statements. Some of the factors, risks and uncertainties that could cause actual results to differ include general economic conditions, availability of financing on economic terms, cost and availability of feedstocks, engineering and construction delays, adverse weather conditions, wholesale and retail prices of petroleum-based diesel fuels, competitive rate fluctuations, continued government mandates and incentives for the use of alternative fuels and audits or tax assessments of various federal, state or local taxing authorities, including the Internal Revenue Service, and other risks referenced from time to time in our SEC filings and those factors listed in this prospectus under “Risk Factors.”

You are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus or the date of the document incorporated by reference into this prospectus. We assume no obligation to update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this prospectus, other than as may be required by applicable law or regulation. You are urged to carefully review and consider the various disclosures that we make in our reports filed with the SEC which attempt to advise interested parties of the risks and factors that may affect our business, financial condition, results of operation and cash flows. If one or more of these risks or uncertainties materialize, or if the underlying assumptions prove incorrect, our actual results may vary materially from those expected or projected.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock by the selling stockholders.

A portion of the shares covered by this prospectus are issuable upon exercise of warrants to purchase our common stock. The warrants have a cashless exercise option. If, however, a selling stockholder were to exercise its warrants for cash, the selling stockholder would pay us the exercise price of the warrants.

SELLING STOCKHOLDERS

The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the shares of common stock set forth below. When we refer to the “selling stockholders” in this prospectus, we mean those persons listed in the table below, as well as the permitted transferees, pledgees, donees, assignees, successors and others who later come to hold any of the selling stockholders’ interests other than through a public sale.

The table below sets forth the name of each selling stockholder and the number of shares of common stock that each selling stockholder may offer pursuant to this prospectus. Except as noted below, none of the selling stockholders has, or within the past three years has had, any material relationship with us or any of our affiliates.

The second column lists the number of shares of common stock beneficially owned by each selling shareholder, based on its ownership of the shares of common stock and the warrants, as of January 8, 2007, assuming exercise of the warrants held by the selling stockholders on that date, without regard to any limitations on exercise. The third column lists the shares of common stock being offered by this prospectus by the selling stockholders. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Based on the information provided to us by the selling stockholders, assuming that the selling stockholders sell all of shares of common stock owned by them that have been registered by us and do not acquire any additional shares of common stock, each selling stockholder will not own any shares of common stock other than the shares appearing in the column entitled “Beneficial Ownership After Offering.” We cannot advise you as to whether the selling stockholders will in fact sell any or all of such shares of common stock. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares of common stock in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth in the table below:

	Beneficial Ownership	Common Stock Being Offered Pursuant to this Prospectus (maximum	Beneficial Ownership After Offering(1)(2)
Selling Stockholder	Prior to Offering(1)	number that may be sold)	Shares	Percentage of Class(3)
Ardsley Partners Renewable Energy Fund, L.P.(4)(5)	1,042,394	168,394	874,000	*
Philip and Collen Hempleman, JTWROS(4)(5)	1,838,593	1,683,937	154,656	*
CD Investment Partners, Ltd.(4)(6)	673,575	673,575	0	*
Deephaven Distressed Opportunities Trading Ltd.(4)(7)	505,181	505,181	0	*
Deephaven Event Trading Ltd.(4)(8)	1,414,508	1,414,508	0	*
MA Deep Event Ltd.(4)(8)	101,036	101,036	0	*
Enable Growth Partners LP(4)(9)(17)	1,145,079	1,145,079	0	*
Enable Opportunity Partners LP(4)(9)(17)	134,715	134,715	0	*
Pierce Diversified Strategy Master Fund LLC Ena(4)(9)(17)	67,358	67,358	0	*
Highbridge International LLC(4)(10)	673,575	673,575	0	*
Ospraie Special Opportunities Master Holdings Ltd.(4)(11)	4,860,016	4,860,016	0	*
The Ospraie Portfolio Ltd.(4)(12)	4,860,016	4,860,016	0	*
Southport Energy Alternatives Fund, L.P.(4)(13)	589,432	589,432	0	*
Southport Energy Alternatives SPV Fund, L.P.(4)(13)	400,126	400,126	0	*
Southport Energy Alternatives SPV Offshore Fund, Inc.(4)(13)	357,592	357,592	0	*
Sunrise Equity Partners, L.P.(4)(14)(17)	637,391	466,692	170,699	*
New York Nurses Association Pension Plan (nominee: Ell & Co.)(4)(15)	293,800	293,800	0	*
The Robert Wood Johnson Foundation (nominee: Benchworthy & Co.)(4)(15)	593,450	593,450	0	*
Howard Hughes Medical Institute (nominee: Mac & Co.)(4)(15)	690,300	690,300	0	*
British Columbia Investment Management Corporation (nominee: Hare & Co.)(4)(15)	510,900	510,900	0	*
Oregon Investment Council (nominee: West Coast & Co.)(4)(15)	913,250	913,250	0	*
The Retirement Program Plan for Employees of Union Carbide Corporation (nominee: Kane & Co.)(4)(15)	389,350	389,350	0	*

	Beneficial Ownership	Common Stock Being Offered Pursuant to this Prospectus (maximum	Beneficial Ownership After Offering(1)(2)
Selling Stockholder	Prior to Offering(1)	number that may be sold)	Shares	Percentage of Class(3)
Government of Singapore Investment Corporation Pte Ltd. (nominee: Ell & Co.)(4)(15)	445,900	445,900	0	*
The Dow Chemical Employees’ Retirement Plan (nominee: Kane & Co.)(4)(15)	685,750	685,750	0	*
WTC-CIF Emerging Companies Portfolio (nominee: Finwell & Co.)(4)(15)	1,491,100	1,491,100	0	*
WTC-CTF Emerging Companies Portfolio (nominee: Landwatch & Co.)(4)(15)	971,100	971,100	0	*
Radian Group Inc. (nominee: Ell & Co.)(4)(15)	129,350	129,350	0	*
The Government of Singapore Investment Corporation Pte Ltd. (nominee: Ell & Co.)(4)(15)	1,279,200	1,279,200	0	*
Public Sector Pension Investment Board (nominee: Mac & Co.)(4)(15)	1,121,900	1,121,900	0	*
Samuel S. and Linda J. Emerson(4)(16)	15,600	15,600	0	*
Emp and Company FBO Great Lakes Protection Fund(4)(16)	52,000	52,000	0	*
David M. Farrell Trust(4)(16)	130,000	130,000	0	*
Ronald Farrell Trust(4)(16)	52,000	52,000	0	*
Gerlach & Company FBO Winslow Green Growth Fund(4)(16)	2,665,000	2,665,000	0	*
Hare & Company FBO Scenic Hudson, Inc.(4)(16)	91,000	91,000	0	*
How and Company FBO Jupiter Green Investment Trust(4)(16)	214,250	214,250	0	*
How and Company FBO Needmor Fund(4)(16)	14,300	14,300	0	*
Investors Bank & Trust Company FBO Anthony Jackson(4)(16)	5,200	5,200	0	*
Investors Bank & Trust Company FBO Farrell Distributing Company Pension Plan(4)(16)	260,000	260,000	0	*
Investors Bank & Trust Company FBO Katharine M. Preston(4)(16)	3,900	3,900	0	*
Investors Bank & Trust Company FBO Jessie Smith Noyes Foundation(4)(16)	78,000	78,000	0	*
Investors Bank & Trust Company FBO War I(4)(16)	15,600	15,600	0	*
Michelle Marean(4)(16)	6,500	6,500	0	*
David R. Page Revocable Trust(4)(16)	15,600	15,600	0	*
Randolph K. Repass 1996 Revocable Trust(4)(16)	45,500	45,500	0	*
Daniel Weinberg Family LLC(4)(16)	52,000	52,000	0	*
Winslow Hedge Fund, L.P.(4)(16)	325,000	325,000	0	*
Jefferies & Company, Inc.(18)	466,519	466,519	0	*
Total	33,292,744	32,124,551	1,168,193	1.06%

                          *     Less than 1%.

                (1)     Includes shares of our common stock underlying warrants exercisable within 60 days of the date of this prospectus.

                (2)     Assumes that each named selling stockholder sells all of the common stock it beneficially owns that is covered by this prospectus and exercises its warrants for cash and neither acquires nor disposes of any other shares of common stock, or right to purchase other shares of common stock, subsequent to the date as of which we obtained information regarding its holdings. Because the selling stockholders are not obligated to sell all or any portion of the common stock shown as offered by them, we cannot estimate the actual number of shares of common stock or actual percentage of the class that will be held by any selling stockholder upon completion of the offering.

                (3)     Calculated based on Rule 13d-3(d)(i) of the Exchange Act, using 109,998,693 shares of common stock outstanding as of December 31, 2006. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion for cash of any warrants to purchase shares of common stock held by the selling stockholder; however, we did not assume exercise of any other holders of options or warrants.

                (4)     The selling stockholder acquired the securities in connection with a private placement that closed on December 21, 2006. The private placement was made pursuant to an exemption from registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated under the Securities Act.

                (5)     Mr. Philip Hempleman, the managing partner of Ardsley Partners Renewable Energy Fund, L.P., exercises investment and voting power over the shares held by Ardsley Partners Renewable Energy Fund, L.P. and by Philip and Colleen Hempleman, JTWROS.

                (6)     CD Capital Management LLC (“CD Capital”), as investment manager for CD Investment Partners, Ltd. (“CDIP”), ZP-II LP (“ZP-II”), as the manager and sole member of CD Capital, C3 Management Inc. (“C3”), as the general partner of ZP II, and John D. Ziegelman, as the Chairman of the Board, President and Treasurer and the beneficial owner of 100% of the outstanding shares of common stock of C3, each may be deemed to have beneficial ownership of the shares owned by CDIP, which are being registered hereunder.

                (7)     Mr. Jeff Golbus is the portfolio manager of Deephaven Distressed Opportunities Trading, Ltd. and, in such capacity, may be deemed to have voting and dispositive power over the securities held for the account of Deephaven Distressed Opportunities Trading, Ltd.

                (8)     Mr. Andy Greenberg is the portfolio manager of Deephaven Event Trading Ltd. and MA Deep Event, Ltd. and, in such capacity, may be deemed to have voting and dispositive power over the securities held for the account of Deephaven Event Trading Ltd. and MA Deep Event, Ltd.

                (9)     Mr. Mitch Levine is the managing partner of this selling stockholder and, in such capacity, may be deemed to have voting and dispositive power over the securities held for the account of this selling stockholder.

         (10)     Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment discretion over the securities held by Highbridge International LLC. Mr. Glenn Dubin and Mr. Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge International LLC. Each of Highbridge Capital Management, LLC, each of Mr. Dubin and Mr. Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC.

         (11)     Under the terms of the warrant held by the selling stockholder, the selling stockholder may not exercise the warrant to the extent such exercise would cause such selling stockholder to actually own (without regard to beneficial ownership considerations) a number of shares of common stock that would exceed 4.99% of our then outstanding shares of common stock following such exercise, excluding for purposes of such determination shares of common stock issuable upon exercise of the warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. Pursuant to an investment management agreement, Ospraie Advisors, L.P. (“Ospraie Advisors”) serves as investment manager to The Ospraie Special Opportunities Master Holdings Ltd. (“OSOMH”). As such, Ospraie Advisors has been granted investment discretion over portfolio investments held for the account of OSOMH. Ospraie Advisors, LLC is the general partner of Ospraie Advisors. Ospraie Management, LLC (“Ospraie Management”) is the managing member of Ospraie Advisors, LLC. Ospraie Holding I, L.P. (“Ospraie Holding”) is the managing member of Ospraie Management. Ospraie Management, Inc. (“Ospraie Inc.”) is the general partner of Ospraie Holding. Mr. Dwight Anderson is the President and controlling equity owner of Ospraie Inc. and, in such capacity, may be deemed to have voting and dispositive power over the securities held for the account of OSOMH. Mr. Anderson disclaims any beneficial ownership in such securities except to the extent of any pecuniary interest therein. Mr. John Duryea is a portfolio manager at Ospraie Advisors and, in such capacity, may be deemed to have voting and dispositive power over the securities held for the account of OSOMH. Mr. Duryea disclaims any beneficial ownership in such securities except to the extent of any pecuniary interest therein.

         (12)     Under the terms of the warrant held by the selling stockholder, the selling stockholder may not exercise the warrant to the extent such exercise would cause such selling stockholder to actually own (without regard to beneficial ownership considerations) a number of shares of common stock that would exceed 4.99% of our then outstanding shares of common stock following such exercise, excluding for purposes of such determination shares of common stock issuable upon exercise of the warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. Pursuant to an investment management agreement, Ospraie Management serves as investment manager to The Ospraie Portfolio Ltd. (“Ospraie”). As such, Ospraie Management has been granted investment discretion over portfolio investments held for the account of Ospraie. Ospraie Holding is the managing member of Ospraie Management. Ospraie, Inc. is the general partner of Ospraie Holding. Mr. Dwight Anderson is the President and controlling equity owner of Ospraie Inc. and, in such capacity, may be deemed to have voting and dispositive power over the securities held for the account of Ospraie. Mr. Anderson disclaims any beneficial ownership in such securities except to the extent of any pecuniary interest therein.

         (13)     Sound Energy Partners, Inc. is the investment manager of this selling stockholder and, in such capacity, may be deemed to have voting and dispositive power over the securities held for the account of this selling stockholder.

         (14)     Level Counter, LLC is the general partner of Sunrise Equity Partners, L.P. The unanimous vote of all three of Ms. Marilyn Adler, Mr. Nathan Low and Mr. Amnon Mandelbaum controls the voting and investment power of Level Counter, LLC and Sunrise Equity Partners, L.P.

         (15)     Wellington Management Company, LLP (“Wellington”) is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Wellington, in such capacity, may be deemed to share beneficial ownership over the shares of common stock and warrants held by its client accounts.

         (16)     Pursuant to an investment management or other agreement, Winslow Management Company, LLC serves as investment manager to or otherwise controls this selling stockholder. As such, Winslow Management Company, LLC has been granted investment discretion over portfolio investments held for the account of this selling stockholder. Mr. Jackson W. Robinson is the

President of Winslow Management Company, LLC and is the general partner of Winslow Hedge Fund, L.P. and, in such capacity, may be deemed to have voting and dispositive power over the securities held for the account of this selling stockholder. Mr. Robinson disclaims any beneficial ownership in such securities except to the extent of any pecuniary interest therein.

         (17)     The selling stockholder has advised us that it is an affiliate of a registered broker-dealer. Under interpretations by the staff of the SEC, selling stockholders that are affiliates of registered broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act if such selling stockholder did not acquire its shares being offered in the ordinary course of business or had any arrangement or understanding, directly or indirectly, with any person to distribute the securities. The selling stockholder has advised us that it acquired the common stock in the ordinary course of business and, at the time of acquisition, did not have any arrangements or understandings, directly or indirectly, with any person to distribute the common stock.

         (18)     Jefferies & Company, Inc. is a subsidiary of Jefferies Group, Inc., a publicly held entity. The selling stockholder received the warrant to acquire common stock as placement agent compensation in connection with the transaction described in footnote (4). The selling stockholder is a registered broker-dealer. Under interpretations by the staff of the SEC, selling stockholders that are registered broker-dealers are deemed to be “underwriters” within the meaning of the Securities Act.

PLAN OF DISTRIBUTION

The selling stockholders, or their pledgees, donees, transferees, assignees or any of their successors in interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (all of whom may be selling stockholders), may sell the common stock offered by this prospectus from time to time on any stock exchange or automated interdealer quotation system on which the common stock is listed or quoted at the time of sale, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The selling stockholders may sell the common stock by one or more of the following methods:

•       block trades in which the broker or dealer so engaged will attempt to sell the common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•       purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

•       an exchange distribution in accordance with the rules of any stock exchange on which the common stock is listed;

•       ordinary brokerage transactions and transactions in which the broker solicits purchases;

•       privately negotiated transactions;

•       short sales;

•       through the writing of options on the common stock, whether or not the options are listed on an options exchange;

•       through the distribution of the common stock by any selling stockholder to its partners, members or stockholders;

•       one or more underwritten offerings on a firm commitment or best efforts basis;

•       any combination of any of these methods of sale; and

•       any other method permitted pursuant to applicable law.

These transactions may include crosses, which are transactions in which the same broker acts as an agent on both sides of the trade. The selling stockholders may also transfer the common stock by gift.

The selling stockholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the common stock. These brokers, dealers or underwriters may act as principals, or as an agent of a selling stockholder. Broker-dealers may agree with a selling stockholder to sell a specified number of the shares at a stipulated price per share. If the broker-dealer is unable to sell common stock acting as agent for a selling stockholder, it may purchase as principal any unsold shares at the stipulated price. Broker-dealers who acquire common stock as principals may thereafter resell the shares from time to time in transactions in any stock exchange or automated interdealer quotation system on which the common stock is then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The selling stockholders may also sell the common stock in accordance with Rule 144 or Rule 144A under the Securities Act, rather than pursuant to this prospectus. In order to comply with the securities laws of some states, if applicable, the shares of common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.

From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by them. The pledgees, secured parties or person to whom the shares have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. The number of a selling stockholder’s shares offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for that selling stockholder’s shares will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell the shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover short sales.

To the extent required under the Securities Act, the aggregate amount of selling stockholders’ shares being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters, any applicable commission and other material facts with respect to a particular offer will be set forth in an accompanying prospectus supplement or a post-effective amendment to the registration statement of which this prospectus is a part, as appropriate. Any underwriters, dealers, brokers or agents participating in the distribution of the common stock may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling stockholder and/or purchasers of selling stockholders’ shares, for whom they may act (which compensation as to a particular broker-dealer might be less than or in excess of customary commissions). Neither we nor any selling stockholder can presently estimate the amount of any such compensation.

A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with that selling stockholder, including, without limitation, in connection with distributions of the common stock by those broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers, who may then resell or otherwise transfer the common stock. A selling stockholder may also loan or pledge the common stock offered hereby to a broker-dealer and the broker-dealer may sell the common stock offered by this prospectus so loaned or upon a default may sell or otherwise transfer the pledged common stock offered by this prospectus.

The selling stockholders and other persons participating in the sale or distribution of the shares of common stock will be subject to applicable provisions of the Exchange Act, and the rules and regulations under the Exchange Act, including, to the extent applicable, Regulation M. This regulation may, to the extent applicable, limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of shares of common stock in the market and to the activities of the selling stockholders and their affiliates. Regulation M may, to the extent applicable, restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the particular shares of common stock being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We have agreed to indemnify the selling stockholders and any brokers, dealers and agents who may be deemed to be underwriters, if any, of the shares of common stock offered by this prospectus, against specified liabilities, including liabilities under the Securities Act. The selling stockholders have agreed to indemnify us against specified liabilities, including liabilities under the Securities Act.

The shares of common stock offered by this prospectus were originally issued to the selling stockholders pursuant to an exemption from the registration requirements of the Securities Act, as amended. We agreed to register the shares of common stock under the Securities Act, and to keep the registration statement of which this prospectus is a part effective for a specified period of time. We have agreed to pay the expenses incident to the registration of the shares of common stock in connection with this offering, but we will not receive any proceeds from the sales made pursuant to this prospectus.

We cannot assure you that the selling stockholders will sell all or any portion of the shares of common stock offered by this prospectus. In addition, we cannot assure you that a selling stockholder will not transfer the shares of our common stock by other means not described in this prospectus. We will not receive any proceeds from sales of any shares of common stock by the selling stockholders.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus has been passed upon for us by Woodburn and Wedge, Reno, Nevada.

EXPERTS

The financial statements of Nova Biosource Fuels, Inc. for the fiscal year ended October 31, 2006 incorporated by reference in this prospectus have been audited by our independent registered public accounting firm, Malone & Bailey, P.C., as set forth in their report with respect thereto, and have been incorporated by reference herein in reliance upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our Annual Report on Form 10-KSB, Quarterly Reports on Form 10-QSB, and Current Reports on Form 8-K, including any amendments to those reports, and other information that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act can also be accessed free of charge by linking directly from our website at www.novabiosource.com on the “Investor Relations” page through the “SEC Filings” link to the SEC’s Edgar Database. These filings will be available as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website is not part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

For purposes of this prospectus, the SEC allows us to “incorporate by reference” certain information we have filed with the SEC, which means that we are disclosing important information to you by referring you to other information we have filed with the SEC. The information we incorporate by reference is considered part of this prospectus. We specifically are incorporating by reference the following documents filed with the SEC (excluding those portions of any Form 8-K that are not deemed “filed” pursuant to the General Instructions of Form 8-K):

•       The Annual Report of Nova Biosource Fuels, Inc. on Form 10-KSB for the year ended October 31, 2006; and

•       The description of our common stock as contained in our Registration Statement on Form 10-SB12G, filed with the SEC on April 10, 2001, including all amendments and reports filed for the purpose of updating that description.

All reports and other documents we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering, including all such documents we may file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement, but excluding any information furnished to, rather than filed with, the SEC, will also be incorporated by reference into this prospectus and deemed to be part of this prospectus from the date of the filing of such reports and documents.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all documents that are incorporated by reference into this prospectus, but not delivered with the prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates. You should direct written requests to: President, Nova Biosource Fuels, Inc., The Riviana Building, 2777 Allen Parkway, Suite 860, Houston, Texas 77019, or you may call us at (713) 869-6682.

NOVA BIOSOURCE FUELS, INC.

32,124,551 Shares of Common Stock

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.                 Other Expenses of Issuance and Distribution

The following table sets forth anticipated costs and expenses payable by the registrant in connection with the registration of the common stock covered by this prospectus. All amounts are estimates except the SEC registration fee.

SEC registration fee	$7,407
Printing and engraving costs	20,000
Legal fees and expenses	50,000
Accounting fees and expenses	5,000
Miscellaneous	5,000
Total	$87,407

Item 15.                 Indemnification of Directors and Officers

Our articles of incorporation, as amended, limit the personal liability of our directors and officers for monetary damages for any breach of their fiduciary duties as directors and officers, except in certain circumstances involving certain wrongful acts, such as a breach of the director’s duty of loyalty or acts of omission which involve intentional misconduct or a knowing violation of law.

Nevada Revised Statutes Section 78.138 currently provides that a director or officer will not be individually liable to the corporation, its stockholders, or its creditors unless it is proven that (a) the director’s or officer’s act or failure to act constituted a breach of his or her fiduciary duties as a director or officer and (b) such breach involved intentional misconduct, fraud or a knowing violation of the law. To the extent that Article XI of our articles of incorporation would be deemed to be inconsistent with Section 78.138, the provisions of such statute should control.

Additionally, Nevada Revised Statutes Sections 78.7502 and 78.751 permit us to indemnify our directors and officers as follows:

1.     A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he (a) is not liable pursuant to Section 78.138 of the Nevada Revised Statutes or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable pursuant to Section 78.138 or did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2.     A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he (a) is not liable pursuant to 78.138 of the Nevada Revised Statutes or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines, upon application, that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3.     To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2 above, or in defense of any claim, issue or matter herein, he must be indemnified by the corporation against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

4.     Any discretionary indemnification under subsections 1 and 2 above, unless ordered by a court or advanced pursuant to subsection 5 below, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(a)          By the stockholders;

(b)         By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

(c)          If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

(d)         If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

5.     The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

6.     The indemnification and advancement of expenses authorized in or ordered by a court pursuant to Nevada Revised Statutes Section 78.7502 and Section 78.751:

(a)          Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 1 or 2 above or for the advancement of expenses made pursuant to subsection 5 above, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action; and

(b)         Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

We may also purchase and maintain insurance on behalf of our directors, officers, employees and agents for any liability asserted against such persons and liability or expenses incurred by such persons in their capacity as a director, officer, employee or agent, or arising out of status as such, whether or not the company has the authority to indemnify such persons against such liability and expenses.

Item 16.                 Exhibits

Exhibit Number	Description
3.1

Amended and Restated Articles of Incorporation of Nova Biosource Fuels, Inc., composite as amended (incorporated by reference from Exhibit 3.1 to our Annual Report on Form 10-KSB for the year ended October 31, 2006).

3.2	Bylaws of Nova Biosource Fuels, Inc., composite as amended (incorporated by reference from Exhibit 3.2 to our Annual Report on Form 10-KSB for the year ended October 31, 2006).
4.1	Specimen common stock certificate (incorporated by reference Exhibit 4.2 to our Annual Report on Form 10-KSB for the year ended October 31, 2006).
5.1*	Legal Opinion of Woodburn and Wedge.
23.1*	Consent of Malone & Bailey PC.
23.2*	Consent of Woodburn and Wedge (incorporated by reference to Exhibit 5.1 to this Registration Statement).
24.1*	Power of Attorney (included in the signature page to this Registration Statement).

*                    Filed herewith.

Item 17.                 Undertakings

(a)           The undersigned registrant hereby undertakes:

(1)         To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)             To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)         To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in paragraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)         That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)         To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)         That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)          The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted for our directors, officers and controlling persons pursuant to our articles of incorporation or amended and restated bylaws, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by the registrant is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on January 16, 2007.

NOVA BIOSOURCE FUELS, INC.
By:	/s/ KENNETH T. HERN
Kenneth T. Hern
Chairman and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kenneth T. Hern, J.D. McGraw and Leon van Kraayenburg and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-and post-effective amendments) to this registration statement and any additional registration statement pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date
/s/ KENNETH T. HERN	Chairman and Chief Executive Officer	January 16, 2007
Kenneth T. Hern	(Principal Executive Officer)
/s/ JODY POWERS	Chief Operating Officer and Director	January 16, 2007
Lewis W. (Jody) Powers
/s/ J.D. MCGRAW	President and Director	January 16, 2007
J.D. McGraw
/s/ LEON VAN KRAAYENBURG	Vice President-Finance, Secretary and Treasurer	January 16, 2007
Leon van Kraayenburg	(Principal Financial and Accounting Officer)
/s/ C. ROBERT BLACK	Director	January 16, 2007
C. Robert Black
/s/ JAMES L. RAINEY	Director	January 16, 2007
James L. Rainey
/s/ JOHN S. REILAND	Director	January 16, 2007
John S. Reiland
/s/ ROBERT W. WHITE	Director	January 16, 2007
Robert W. White

EXHIBIT INDEX

Exhibit Number	Description
3.1

Amended and Restated Articles of Incorporation of Nova Biosource Fuels, Inc., composite as amended (incorporated by reference from Exhibit 3.1 to our Annual Report on Form 10-KSB for the year ended October 31, 2006).

3.2	Bylaws of Nova Biosource Fuels, Inc., composite as amended (incorporated by reference from Exhibit 3.2 to our Annual Report on Form 10-KSB for the year ended October 31, 2006).
4.1	Specimen common stock certificate (incorporated by reference Exhibit 4.2 to our Annual Report on Form 10-KSB for the year ended October 31, 2006).
5.1*	Legal Opinion of Woodburn and Wedge.
23.1*	Consent of Malone & Bailey PC.
23.2*	Consent of Woodburn and Wedge (incorporated by reference to Exhibit 5.1 to this Registration Statement).
24.1*	Power of Attorney (included in the signature page to this Registration Statement).

*                    Filed herewith.